SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 24, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated August 24, 2006 regarding “Ericsson changes NASDAQ ticker symbol to ERIC”.

Published: 09:00 24.08.2006 GMT+2 /HUGIN /Source: Ericsson /SSE: ERIC /ISIN: SE0000108656

Ericsson changes NASDAQ ticker symbol to ERIC

As of market open on August 24, 2006, Ericsson (NASDAQ:ERICY) American Depositary Receipts will trade on NASDAQ under the new ticker symbol “ERIC”.

In 2005, NASDAQ changed the requirement that companies listing an ADR on the exchange must carry a “Y” at the end of their trading symbol.

NASDAQ has decided that by January 2007, they will make the formal switch to a platform that handles symbols with up to four letters. They have stated that this action is being taken to “enhance the resiliency of the U.S. capital markets by enabling NASDAQ to provide full disaster recovery capabilities for all NYSE- and AMEX-listed securities.”

Ericsson has been listed on NASDAQ since 1978.

The 10:1 ratio to the ordinary B shares and the Cusip number (294821608) are unaffected.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Media:

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Kathy Egan

Communications, Ericsson US

Phone: +1 212 685 4030

E-mail: pressrelations@ericsson.com

Investors:

Glenn Sapadin

Investor Relations, Ericsson

Phone: +1 212 685 4030

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: August 24, 2006